December 17, 2018 VIA EDGAR SUBMISSION Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention: Christine Torney, Staff Accountant

RE:	Emergent BioSolutions Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 2, 2018 Form 8-K filed November 1, 2018
File No. 001-33137

Ms. Torney:

Emergent BioSolutions Inc. (the “Company”) is sending this letter to confirm the extension of time within which it will respond to the Staff’s comment letter dated December 12, 2018, relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2017, Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and Form 8-K, filed November 1, 2018.  As agreed, the Company will file its written response to the Staff's comment letter by no later than Friday, January 11, 2019.

If you have any questions, or require any additional information, please contact Brian Millard, Vice President, Corporate Controller, Finance and Administration at (240) 631-3220.  Thank you for your assistance.

Regards,

By: /S/ RICHARD S. LINDAHL
Richard S. Lindahl
Executive Vice President,
Chief Financial Officer and Treasurer

CC: Jim B. Rosenberg, Senior Assistant Chief Accountant